UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE SC 14F1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of l934 and Rule 14F-1 thereunder

PARK AND SELL CORP.

(Exact name of registrant as specified in its Charter)

Commission File No.: 000-53512

Nevada	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

21 Chaparral Bay SE, Calgary, Alberta, Canada T2X 3P5

(Address of principal executive offices)

Issuer’s telephone number: (403) 612-9878

INTRODUCTION

This Information Statement is being furnished to shareholders of record on April 15, 2009 owning shares of common stock, par value $0.00001 per share (the “Common Stock”) of Park and Sell Corp., a Nevada corporation (the “Company”) pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change in the members of the board of directors and officers of the Company.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY’S STOCKHOLDERS.

On the Effective Date, there were 6,920,000 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

Effective April 20, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and between Juan Carlos Espinosa (“Buyer”) and Michael Trumper and Ryan Lockhart (“Sellers”). At the time of the Agreement, Michael Trumper served as the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director and Ryan Lockhart served as Secretary and Director of Company. Prior to the transaction, each of Mr. Trumper and Mr. Lockhart owned 2,500,000 million shares of the Company’s Common Stock which collectively represented 72.20% of the Company’s issued and outstanding 6,920,000 shares.

Pursuant to the terms of the Agreement, the Sellers each sold 2,500,000 shares of the Company’s Common Stock owned by them (the “Subject Shares”) to Buyer for an aggregate purchase price of $100,000. The source of the funds to acquire these shares was the personal funds of the Buyer. Taking into effect the transaction outlined above, the Sellers own zero shares and the Buyer owns 5,000,000 shares of the Company’s Common Stock, representing 0% and 72.20% respectively of the Company’s issued and outstanding 6,920,000 shares.

At the Effective Date, Mr. Trumper and Mr. Lockhart, as the only officers and directors of the Company, resigned and Mr. Espinosa became sole officer and director of the Company.

VOTING SECURITIES

Prior to and after the Agreement outlined above, there were 6,920,000 shares of the Company’s Common Stock outstanding. Each share of Common Stock entitles the holder thereto to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Effective Date, information concerning ownership of the Company’s securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than five percent (5%) of each class. The number and percentage of shares beneficially owned includes any shares as to which the named person has sole or shared voting power or investment power and any shares that the named person has the right to acquire within 60 days. The percentages listed below are based on 6,920,000 issued and outstanding shares of Common Stock.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
Juan Carlos Espinosa President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, Sole Director	5,000,000	72.20%
All Officers and Directors as a group (1 person)	5,000,000	72.20%

CHANGES IN CONTROL

On the Effective Date, (i) Mr. Trumper and Mr. Lockhart transferred an aggregate of 5,000,000 shares to Mr. Espinosa, (ii) Mr. Trumper and Mr. Lockhart resigned their positions as officers and directors of the Company, (iii) Mr. Espinosa became the sole officer and director of the Company, and (iv) as a result, the Company experienced a change in control.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of the executive officer of our company, is threatened against or affecting our company, or our Common Stock, in which an adverse decision could have a material adverse effect.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Merger Agreement, Mr. Trumper resigned his position as President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director and Mr. Lockhart resigned his position as Secretary and Director, as of the Effective Date. The following information relates to the sole incoming officer and director of the Company upon the Effective Date.

Name	Age	Position
Juan Carlos Espinosa	27	President, Chief Executive Officer
		Chief Financial Officer, Treasurer, Secretary, Sole Director

Juan Carlos Espinosa

President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, and Sole Director

Effective April 20, 2009, Mr. Espinosa serves as the sole officer and director of the Company. Mr. Espinosa graduated from Loyola Law School in Chicago with a law degree in international business.

After receiving his degree in 2004, he returned to Panama and was appointed junior partner of Alvarez De Soto & Espinosa Jimenez law firm in Panama City. Mr. Espinosa’s private practice areas of expertise are commercial law, public registry, and Panamanian corporations. He also manages family real estate developments.

CERTAIN RELATED TRANSACTINS AND RELATIONSHIPS

None.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERSZ

The Company’s executive officer does not receive any compensation or other remuneration in his capacity as such. There have been no stock options granted, exercised or held by any executive officer during the current fiscal year. The Company’s sole director presently serves without compensation, but is entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company. No retirement, pension, profit-sharing, stock options or insurance programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employment agreement with its sole officer or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PARK AND SELL CORP.
(Registrant)

Date: April 28, 2009	By:	/s/ Juan Carlos Espinosa
Juan Carlos Espinosa President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION

PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.